UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Radcom Ltd.
File No. 000-29452 – CF #34951

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     Radcom Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 4.8, 4.9, 4.10, and 4.11 to a Form 20-F filed on March 29, 2016, as amended, as modified by the same contracts refiled with fewer redactions as Exhibits 4.4, 4.5, 4.6, and 4.7 to a Form 20-F filed on March 30, 2017.

     Based on representations by Radcom Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.8 to Form 20-F filed March 29, 2016	through March 30, 2020
Exhibit 4.9 to Form 20-F filed March 29, 2016	through March 30, 2020
Exhibit 4.10 to Form 20-F filed March 29, 2016	through March 30, 2020
Exhibit 4.11 to Form 20-F filed March 29, 2016	through March 30, 2020
Exhibit 4.4 to Form 20-F filed March 30, 2017	through March 30, 2020
Exhibit 4.5 to Form 20-F filed March 30, 2017	through March 30, 2020
Exhibit 4.6 to Form 20-F filed March 30, 2017	through March 30, 2020
Exhibit 4.7 to Form 20-F filed March 30, 2017	through March 30, 2020

     For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary